UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Repay Holdings Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

76029L100
(CUSIP Number)

Roxanne Reardon, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,991,195

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,952,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,991,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
CC Payment Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,991,195

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,952,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,991,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Management AIV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,991,195

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,952,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,991,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Payment Holdings Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,991,195

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,952,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,991,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,991,195

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,952,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,991,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Corsair IV Payment Holdings Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,991,195

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,952,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,991,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

Item 2.	Identity and Background

(a)-(b), (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Corsair Capital LLC, a Delaware limited liability company; (ii) CC Payment Holdings, L.L.C., a Delaware limited liability company; (iii) Corsair IV Management AIV, L.P., a Cayman Islands exempted limited partnership; (iv) Corsair IV Payment Holdings Partners, L.P., a Cayman Islands exempted limited partnership; (v) Corsair IV Management, L.P., a Cayman Islands exempted limited partnership; and (vi) Corsair IV Payment Holdings Investors, L.P., a Delaware limited partnership.

CC Payment Holdings, L.L.C. is the direct holder of the securities reported herein. Corsair Capital LLC is the general partner of (a) Corsair IV Management AIV, L.P., which is the general partner of Corsair IV Payment Holdings Partners, L.P. (which holds all of the limited liability company interests of the CC Payment Holdings, L.L.C.), and (b) Corsair IV Management L.P., which is (i) the managing member of CC Payment Holdings, L.L.C., and (ii) the general partner of Corsair IV Payment Holdings Investors, L.P. (the majority limited partner of Corsair IV Payment Holdings Partners, L.P.) (collectively, the “Corsair Entities”). As such, each of the Corsair entities may be deemed to have beneficial ownership of the securities held by the Corsair Entities.

The principal business address for each of the Reporting Persons is c/o Corsair Capital, 717 Fifth Avenue, 24th Floor, New York, NY 10022.

(c) The principal business of CC Payment Holdings, L.L.C., Corsair IV Payment Holdings Partners, L.P. and Corsair IV Payment Holdings Investors, L.P. is investing in securities. The present principal business of Corsair Capital LLC, Corsair IV Management AIV, L.P. and Corsair IV Management L.P. is the management and oversight of the Corsair Entities that invest in securities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

These securities were acquired pursuant to Second Amended and Restated Agreement and Plan of Merger, dated effective as of January 21, 2019, as amended from time to time (the “Merger Agreement”), by and among Thunder Bridge Acquisition, Ltd., TB Acquisition Merger Sub LLC (“Merger Sub”), Hawk Parent Holdings LLC (“Repay”), and other parties thereto, pursuant to which Merger Sub merged (the “Merger”) with and into Repay with Repay continuing as the surviving entity and a subsidiary of Thunder Bridge Acquisition, Ltd. (which subsequently changed its name to Repay Holdings Corporation).  The Merger closed on July 11, 2019 (the “Closing Date”). Pursuant to the terms of the Merger Agreement, the owners of Repay prior to the closing of the Merger (the “Closing”) received in the aggregate approximately $260.8 million in cash and, subject to certain post-Closing adjustments, 21,985,297 Post-Merger Repay Units (as described below) for the Repay limited liability company interests held by them immediately prior to the Closing.

Post-Merger Repay Units represent non-voting limited liability company interests of Repay. Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the closing date of the Merger, these units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash. These exchange rights do not expire.

The terms of the Merger Agreement also provide that additional Post-Merger Repay Units will be issued subject to earn out rights (“Earn Out Units”) as discussed below. In the event that the volume-weighted average trading price of the Issuer’s Class A Common Stock exceeds (i) $12.50 for twenty out of thirty consecutive trading days during the first twelve months following the Closing (the “$12.50 Condition”), 3,750,000 Post-Merger Repay Units will be issued to the pre-Closing owners of Repay and (ii) $14.00 for twenty out of thirty consecutive trading days during the first twenty-four months following the Closing (the “$14 Condition”), an additional 3,750,000 Post-Merger Repay Units will be issued to the pre-Closing owners of Repay.

Additionally, pursuant to the terms of the Merger Agreement, 60,000 Post-Merger Repay Units are held in escrow pending post-Closing adjustments (“Escrowed Units”). The Repay equity holders may be entitled to 0% to 200% of such Escrowed Units pursuant to the terms of the Merger Agreement.

Upon the closing of the Merger, CC Payment Holdings, L.L.C. received 14,952,465 Post-Merger Repay Units, a contingent right to be issued 4,599,230 Earn Out Units in accordance with the terms described above and was allocated 38,730 Escrowed Units.

In addition, in connection with the Merger, CC Payment Holdings, L.L.C. received one share of the Issuer’s Class V common stock (“Class V Common Stock”) for its Repay limited liability company interests held prior to the Merger.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

William Jacobs, an operating partner of Corsair Capital LLC or one of its affiliates, Jeremy Schein, an employee of Corsair Capital LLC or one of its affiliates, and Richard E. Thornburgh, a senior advisor of Corsair Capital LLC, were designated by CC Payment Holdings, L.L.C. to serve as members of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 38,593,284 shares of Class A Common Stock outstanding as of July 17, 2019, as reported in the Issuer’s Current Report on Form 8-K filed on July 17, 2019, plus the 14,952,465 shares of Class A Common Stock underlying the Post-Merger Repay Units held by CC Payment Holdings, L.L.C. and the 38,730 shares of Class A Common Stock underlying the Escrowed Units allocated to it.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, CC Payment Holdings, L.L.C. directly holds 14,952,465 Post-Merger Repay Units. Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the Closing Date, Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

Additionally, CC Payment Holdings, L.L.C. has been allocated 38,730 Escrowed Units. CC Payment Holdings, L.L.C. is entitled to a vote for each share of Class A Common Stock underlying the Escrowed Units allocated to it, and therefore, for purposes of this Schedule 13D, may be deemed to beneficially own the Class A Common Stock underlying the Escrowed Units. As a result, as of the date hereof, the Reporting Persons may be deemed to have voting power over the equivalent of 14,991,195 shares of Class A Common Stock, representing 24.7% of the total voting power of the Issuer (after taking into account all issued Post-Merger Repay Units and the Escrowed Units).

Corsair Capital LLC is the general partner of (a) Corsair IV Management AIV, L.P., which is the general partner of Corsair IV Payment Holdings Partners, L.P. (which holds all of the limited liability company interests of the CC Payment Holdings, L.L.C.), and (b) Corsair IV Management L.P., which is (i) the managing member of CC Payment Holdings, L.L.C., and (ii) the general partner of Corsair IV Payment Holdings Investors, L.P. (the majority limited partner of Corsair IV Payment Holdings Partners, L.P.). As such, each of the Corsair entities may be deemed to have beneficial ownership of the securities held by CC Payment Holdings, L.L.C.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Class V Common Stock

Pursuant to the terms of the Issuer’s Certificate of Incorporation (the “Charter”), shares of Class V Common Stock provide no economic rights in the Issuer to the holder thereof. However, each holder of Class V Common Stock will be entitled to vote with the holders of Class A Common Stock, with each share of Class V Common Stock entitling the holder to a number of votes equal the product of (i) the total number of Post-Merger Repay Units held by such holder multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A Common Stock, which will initially be one-for-one.

Earn Out Units

Pursuant to the Merger Agreement, in addition to the $12.50 Condition and the $14.00 Condition described above, 100% of the Earn Out Units are issuable upon a sale of the Issuer at an implied per share purchase price in excess of $10.00.

Exchange Agreement

On July 11, 2019, the Issuer entered into an exchange agreement with Repay and each Repay equity holder (the “Exchange Agreement”), which provides for the exchange of Post-Merger Repay Units into shares of Class A Common Stock. Holders of Post-Merger Repay Units will, from and after the six-month anniversary of the closing of the Merger, be able to elect to exchange all or any portion of their Post-Merger Repay Units for shares of Class A Common Stock by delivering a notice to Repay; provided, that the Issuer, at its sole election, may instead pay for such Post-Merger Repay Units in cash based on the volume weighted average price of the Class A Common Stock pursuant to the terms of the Exchange Agreement. The initial exchange ratio will be one Post-Merger Repay Unit for one share of Class A Common Stock, subject to certain adjustments described in the Exchange Agreement.

Amended Operating Agreement

On July 11, 2019, the existing amended and restated limited liability company agreement of Repay was further amended and restated in its entirety (the “Amended Operating Agreement”). Among other things, the Amended Operating Agreement contains restrictions on transfers of Repay units and requires the prior consent of the Issuer, as the managing member of Repay, for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Post-Merger Repay Units for Class A Common Stock pursuant to the Exchange Agreement as described above; provided, that CC Payment Holdings, L.L.C. and any other Repay member holding a certain minimum amount of the total percentage interest of Repay may transfer without such consent, subject to other agreed upon lock-up restrictions and certain exceptions.

Stockholders Agreement

On July 11, 2019, the Issuer entered into a stockholders agreement with CC Payment Holdings, L.L.C. (the “Stockholders Agreement”), (i) for so long as CC Payment Holdings, L.L.C. and its affiliates beneficially own at least 12% of the outstanding Class A Common Stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement), CC Payment Holdings, L.L.C. will have the right after the Closing to designate for nomination to the Board two designees (consisting of one Class I Director and one Class II Director) and (ii) for so long as CC Payment Holdings, L.L.C. and its affiliates beneficially own at least 5% of the outstanding Class A Common Stock, CC Payment Holdings, L.L.C. has the right to nominate one designee (such designees, the “Corsair Designees”). When Mr. Jacobs (or his replacement pursuant to the Merger Agreement) ceases serving as a director of the Company, CC Payment Holdings, L.L.C. will have the right to designate one Class III director as a new independent director (the “New Neutral Director” and, either Mr. Jacobs or the New Neutral Director, the “Neutral Director”); provided that, if at the time of such designation CC Payment Holdings, L.L.C. and its affiliates beneficially own less than 12% of the Class A Common Stock, the nominating committee of the Company Board has the right to approve the New Neutral Director. Each Corsair Designee and the New Neutral Director must be eligible to serve as a director, and the Neutral Director and all but one of the Corsair Designees must also be considered “independent” in each case under applicable Nasdaq rules (or any other market upon which shares of Class A Common Stock are then traded). The Corsair Designees and the New Neutral Director may only be removed with the consent of CC Payment Holdings, L.L.C., and in the event of any vacancy with respect to the seat of a Corsair Designee or the New Neutral Director, the Issuer will use its best efforts to fill such vacancy with such person as designed by CC Payment Holdings, L.L.C.. Additionally, any change in the size of the Board requires the consent of CC Payment Holdings, L.L.C.

CC Payment Holdings, L.L.C.’s rights under its Stockholders Agreement (except as set forth therein) will terminate when it and its affiliates collectively beneficially own less than 5% of the outstanding Class A Common Stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement).

Support Agreement

On January 21, 2019, CC Payment Holdings, L.L.C. entered into a support agreement (“Support Agreement”), pursuant to which it agreed to, among other things, a lock-up for a period of six months after the Closing with respect to any securities of the Issuer or Repay that it directly or indirectly received as merger consideration under the Merger Agreement.

Registration Rights Agreement

On July 11, 2019, the Issuer entered into a Registration Rights Agreement with CC Payment Holdings, L.L.C. and the other Repay equity holders (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Repay equity holders hold registration rights that obligate the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the shares of Class A Common Stock issuable upon exchange for Post-Merger Repay Units received in the Merger pursuant to the Exchange Agreement (including the Escrow Units and any Earn-Out Units) (the “Shares”) so long as such Shares are not then restricted. Pursuant to the Registration Rights Agreement, the Issuer granted the registration rights holders and each of their permitted transferees with certain demand and/or piggyback registration and shelf takedown rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

The Registration Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

The description of the Charter, Exchange Agreement, Stockholders Agreement, Support Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of July 22, 2019, by and among the Reporting Persons (filed herewith).

Exhibit B	Merger Agreement (incorporated by reference to Exhibits 2.1, 2.2, 2.3 and 2.4 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit C	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit D	Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit E	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit F	Form of Support Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 22, 2019).

Exhibit G	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

CORSAIR CAPITAL LLC

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CC PAYMENT HOLDINGS, L.L.C.
By:	Corsair IV Management L.P., its managing member
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV PAYMENT HOLDINGS PARTNERS, L.P.
By:	Corsair IV Management AIV, L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV MANAGEMENT AIV, L.P.
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV MANAGEMENT L.P.
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV PAYMENT HOLDINGS INVESTORS, L.P.
By:	Corsair IV Management L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Repay Holdings Corporation, a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: July 22, 2019

CORSAIR CAPITAL LLC

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CC PAYMENT HOLDINGS, L.L.C.
By:	Corsair IV Management L.P., its managing member
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV PAYMENT HOLDINGS PARTNERS, L.P.
By:	Corsair IV Management AIV, L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV MANAGEMENT AIV, L.P.
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV MANAGEMENT L.P.
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

CORSAIR IV PAYMENT HOLDINGS INVESTORS, L.P.
By:	Corsair IV Management L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Ignacio Jayanti
Name:	Ignacio Jayanti
Title:	Managing Partner

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